ING USA Annuity and Life Insurance Company
and its Separate Account B
ING Rollover Choice^{SM}

SUPPLEMENT Dated August 15, 2007
To the Contract Prospectus Dated April 30, 2007

This supplement updates the prospectus. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.

The ING LifePay Plus and Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (MGWB) Riders are now available in your state and have replaced our ING LifePay and Joint LifePay MGWB Riders. If you already own a contract with an ING LifePay rider, you may have an opportunity to replace your existing ING LifePay rider with the ING LifePay Plus rider. Please contact us for more information and eligibility details.

In states where ING LifePay Plus and Joint LifePay Plus MGWB Riders are approved and available, the April 30, 2007 prospectus is modified as follows:

1. *Under the "Fees and Expenses" section that begins on page 1, replace the "Optional Rider Charges" tables with:*

Optional Rider Charges[1]

Minimum Guaranteed Income Benefit rider:

As an Annual Charge (Charge Deducted Quarterly)
0.60% of the MGIB Charge Base[2]

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit rider:

As an Annual Charge - Currently (Charge Deducted Quarterly)	Maximum Annual Charge if Reset Benefit Elected[3]
0.50%of the ING LifePay Plus Base	2.00% of the ING LifePay Plus Base

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider:

As an Annual Charge – Currently (Charge Deducted Quarterly)	Maximum Annual Charge if Reset Benefit Elected[4]
0.75% of the ING Joint LifePay Plus Base	2.50% of the ING Joint LifePay Plus Base

1 An optional rider charge, expressed as a percentage of contract value that is rounded to the nearest hundredth of one percent, is deducted from the contract value in your subaccount allocations (and/or your Fixed Interest Allocations if there is insufficient contract value in the subaccounts).

2 For more information about how the MGIB Charge Base is determined, please see "Charges and Fees - Optional Riders – Minimum Guaranteed Income Benefit Rider."

3 Please see "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit – ING LifePay Plus Reset."

4 Please see "ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit – ING Joint LifePay Plus Reset."

2. *Also under the "Fees and Expenses" section on page 5, replace Example B and Example C with the following Examples:*

B. This example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the **maximum** fees and expenses of any of the funds. Specifically, the example assumes election of Option Package III for contracts established on or after August 7, 2003. The example reflects the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.003% of assets. The example also assumes the election of the ING LifePay Plus rider, and reflects the maximum ING LifePay Plus rider charge of 2.00% of the ING LifePay Plus Base. If you elect different options, your expenses may be lower. If some or all of the amounts held under the contract are transfer amounts or otherwise not subject to surrender charge, the actual surrender charge will be lower than that represented in the example. Surrender charges may apply if you choose to begin receiving income phase payments within the first contract year and, under certain circumstances, within the first 7 contract years.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,129	$2,208	$3,365	$7,402
2) If you annuitize at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,129	$2,208	$3,365	$7,402
3) If you do *not* surrender your contract:			
1 year	3 years	5 years	10 years
$529	$1,708	$3,065	$7,402

C. This example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the **maximum** fees and expenses of any of the funds. Specifically, the example assumes election of Option Package III for contracts established on or after August 7, 2003. The example reflects the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.003% of assets. The example also assumes the election of the ING Joint LifePay Plus rider, and reflects the maximum ING Joint LifePay Plus rider charge of 2.50% of the ING Joint LifePay Plus Base. If you elect different options, your expenses may be lower. If some or all of the amounts held under the contract are transfer amounts or otherwise not subject to surrender charge, the actual surrender charge will be lower than that represented in the example. Surrender charges may apply if you choose to begin receiving income phase payments within the first contract year and, under certain circumstances, within the first 7 contract years.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1) If you surrender your contract at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,179	$2,372	$3,664	$8,147
2) If you annuitize at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$1,179	$2,372	$3,664	$8,147
3) If you do *not* surrender your contract:			
1 year	3 years	5 years	10 years
$579	$1,872	$3,364	$8,147

Compensation is paid for the sale of the contracts. For information about this compensation, see "Contract Distribution – Selling the Contract."

3. *Under the "CHARGES AND FEES" section that begins on page 12, replace the paragraphs about the "ING LifePay Minimum Guaranteed Withdrawal Benefit (ING LifePay) Rider Charge" and "ING Joint LifePay Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay) Rider Charge" with:*

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider Charge. The charge for the ING LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
2.00%	0.50%

This quarterly charge is a percentage of the ING LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges are deducted through the date your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can change upon a reset after your first five contract years. You will never pay more than the maximum annual charge. For more information about how this rider works, including when Lifetime Automatic Periodic Benefit Status begins, please see "Living Benefit Riders – ING LifePay Plus/Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit Riders."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus) Rider Charge. The charge for the ING Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

Maximum Annual Charge	Current Annual Charge
2.50%	0.75%

This quarterly charge is a percentage of the ING Joint LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter from the contract date. If the rider is added after contract issue, the rider and charges will begin on the next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges are deducted through the date your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can be subject to change upon a reset after your first five contract years. You will never pay more than the maximum annual charge. For more information about how this rider works, including when Lifetime Automatic Periodic Benefit Status begins, please see "Living Benefit Riders - ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider."

If the contract value in the subaccounts is insufficient for the charge, then we deduct it from any Fixed Interest Allocations, in which case a Market Value Adjustment may apply. But currently, a Market Value Adjustment

Page 3 of 23

would not apply when this charge is deducted from a Fixed Interest Allocation. With Fixed Interest Allocations, we deduct the charge from the Fixed Interest Allocation having the nearest maturity. For more information about the Fixed Interest Allocation, including the Market Value Adjustment, please see Appendix C. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after the change.

4. ***Under the "Optional Riders" section that begins on page 23, replace the first three paragraphs with the following paragraphs:***

Subject to state availability and the conditions noted below, the contract has three living benefit riders offering protection against the investment risks with your contract:

- The Minimum Guaranteed Income Benefit rider, which you may wish to purchase if you are concerned about having a minimum amount of income during the income phase of your contract;
- The ING LifePay Plus Minimum Guaranteed Withdrawal Benefit rider, which you may wish to purchase if you are concerned that you may outlive your income; and
- The ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider, which you may wish to purchase if you are married and concerned that you and your spouse may outlive your income.

These living benefit riders are described further below. **You may add only one of these three riders to your contract. Each rider has a separate charge.** We do, however, reserve the right to allow the purchase of more than one optional living benefit rider in the future. Once elected, the riders generally may not be cancelled. You may not remove the rider and charges will be assessed regardless of the performance of your contract. Please see "Charges and Fees - Optional Rider Charges" for information on rider charges.

The optional riders may not be available for all investors. You should analyze each rider thoroughly and understand it completely before you elect to purchase one. The optional riders do not guarantee any return of principal or premium payments and do not guarantee performance of any specific fund under the contract. You should not purchase the ING LifePay Plus rider with multiple owners, unless the owners are spouses. You should consult a qualified financial adviser in evaluating the riders.

5. ***Also under the "Optional Riders" section beginning on page 29, replace the paragraphs about the "ING LifePay Minimum Guaranteed Withdrawal Benefit ("ING LifePay") Rider" with:***

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider. The ING LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the contract for the lifetime of the annuitant, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

Purchase. In order to elect the ING LifePay Plus rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the contract anniversary on which the rider is effective. Some broker-dealers may limit the availability of the rider to younger ages. The ING LifePay Plus rider is available for contracts issued **on and after August 20, 2007** (subject to availability and state approvals) that do not already have a living benefit rider. The ING LifePay Plus rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. The Company in its discretion may allow the rider to be elected after a contract has been issued without it, subject to certain conditions. Contact the Customer Service Center for more information. Such election must be received in good order, including compliance with the investment restrictions described below. The rider will be effective as of the following quarterly contract anniversary.

Rider Date. The rider date is the date the ING LifePay Plus rider becomes effective. If you purchase the ING LifePay Plus rider when the contract is issued, the rider date is also the contract date.

No Cancellation. Once you purchase the ING LifePay Plus rider, you many not cancel it unless you cancel the contract during the contract's free look period, surrender, begin income phase payments or otherwise terminate the contract. These events automatically cancel the ING LifePay Plus rider. The Company may, at its discretion, cancel and/or replace the ING LifePay Plus rider at your request in order to renew or reset the rider.

Termination. The ING LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your contract is in the accumulation phase. The optional rider automatically terminates if you:

1) begin income phase payments, surrender or otherwise terminate your contract during the accumulation phase; or

2) die during the accumulation phase (first owner to die if there are multiple contract owners, or death of annuitant if contract owner is not a natural person), unless your spouse beneficiary elects to continue the contract.

The ING LifePay Plus rider will also terminate if there is a change in contract ownership (other than a spousal beneficiary continuation on your death). Other circumstances that may cause the ING LifePay Plus rider to terminate automatically are discussed below.

Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the annuitant reaching age 59 ½ has not yet passed. This status will then continue until the earliest of:

1) quarterly contract anniversary following the annuitant reaching age 59 ½, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;

2) reduction of the ING LifePay Plus Base to zero, at which time the rider will terminate;

3) the income phase commencement date;

4) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

5) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Automatic Periodic Benefit Status," below);

6) the surrender of the contract, or the election to begin income phase payments; or

7) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the contract.

Lifetime Guaranteed Withdrawal Status. This status begins on the date of your first withdrawal, provided the quarterly contract anniversary following the annuitant's age 59 ½ has passed. If your first withdrawal is taken before this date, then the Lifetime Guaranteed Withdrawal Status will automatically begin on the quarterly contract anniversary following the annuitant reaching age 59 ½. This status continues until the earliest of:

1) the income phase commencement date;

2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);

4) the surrender of the contract or the election to begin income phase payments; or

5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the contract.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change. However, this action will also apply to all future resets (see below) and cannot be reversed. As described below, certain features of the ING LifePay Plus rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the ING LifePay Plus Rider Works. The ING LifePay Plus Withdrawal Benefit rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the rider and ends as of the business day before the first withdrawal is taken (or when the income phase commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date of the first withdrawal or the income phase commencement date, whichever occurs first.

Benefits paid under the ING LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The ING LifePay Plus Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows.

1) If you purchased the ING LifePay Plus rider on the contract date, the initial ING LifePay Plus Base is equal to the initial premium (excluding any premium credits).

2) If you purchased the ING LifePay Plus rider after the contract date, the initial ING LifePay Plus Base is equal to the contract value on the effective date of the rider.

During the Growth Phase, the initial ING LifePay Plus Base is increased dollar-for-dollar by any premiums received ("eligible premiums"). In addition, on each quarterly contract anniversary, the ING LifePay Plus Base is recalculated as the greater of

- The current ING LifePay Plus Base; or
- The current contract value. This is referred to as a quarterly "ratchet."

Also, on each of the first ten contract anniversaries, the ING LifePay Plus Base is recalculated as the greatest of

- The current ING LifePay Plus Base; or
- The current contract value; and
- The ING LifePay Plus Base on the previous contract anniversary, increased by 7%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual "step-up."

Please note that if this rider is added after the contract date, then the first opportunity for a step-up will be on the first contract anniversary following a complete contract year after the rider date. You may sometimes see the step-up referred to as the Minimum Annual Deferral Enhancement (or MADE).

The ING LifePay Plus Base has no additional impact on the calculation of income phase payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the ING LifePay Plus rider (see "ING LifePay Plus Reset," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals 5% of the greater of 1) the contract value and 2) the ING LifePay Plus Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal.

If the Withdrawal Phase begins before the quarterly contract anniversary on or after the annuitant reaches age 59-1/2, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING LifePay Plus Base dollar-for-dollar, under what the rider refers to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the annuitant reaches age 59 1/2 , the ING LifePay Plus Base will automatically be reset to the current contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

If the contract's income phase commencement date is reached, you may elect a life only income phase option, in lieu of the contract's other income phase options, under which we will pay the greater of the income phase payout under the contract and equal annual payments of the Maximum Annual Withdrawal.

If withdrawals in any contract year exceed the Maximum Annual Withdrawal, then the ING LifePay Plus Base and the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that both the ING LifePay Plus Base and the Maximum Annual Withdrawal will be reduced by the same proportion as the withdrawal in excess of the Maximum Annual Withdrawal (the "excess withdrawal") is of the contract value determined:

1) before the withdrawal, for the excess withdrawal; and

2) after the withdrawal, for the amount withdrawn up to the Maximum Annual Withdrawal (without regard to the excess withdrawal).

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be applied to the withdrawal. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, any surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal. See Appendix I, Illustration 1 and 2 for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code, that exceed the Maximum Annual Withdrawal for a specific contract year, will not be deemed excess withdrawals in that contract year for purposes of the ING LifePay Plus rider, subject to the following rules:

1) If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

2) You may withdraw the Additional Withdrawal Amount from this contract without it being deemed an excess withdrawal.

3) Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year.

4) Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year.

5) Withdrawals that exceed all available Additional Withdrawal Amounts are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.

6) The Additional Withdrawal Amount is reset to zero at the end of the second calendar year from which it was originally calculated.

7) If the contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal necessary to satisfy the Required Minimum Distribution for that year (if any).

See Appendix I, Illustration 3.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Automatic Periodic Benefit Status. If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining ING LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:

1) the contract will provide no further benefits other than as provided under the ING LifePay Plus rider;

2) no further premium payments will be accepted; and

3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the ING LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

The periodic payments will begin on the last day of the first full contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status:

1) the contract will provide no further benefits other than as provided under the ING LifePay Plus rider;

2) no further premium payments will be accepted; and

3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

The periodic payments will begin on the last day of the first full contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each quarterly contract anniversary we will increase (or "reset") the ING LifePay Plus Base to the current contract value, if the contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). However, this action will apply to all future resets and cannot be reversed.

Investment Option Restrictions. While the ING LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. See "Fixed Allocation Funds Automatic Rebalancing," below.

Accepted Funds. Currently, Accepted Funds are: ING Solution 2015 Portfolio, ING Solution 2025 Portfolio, ING Solution 2035 Portfolio, ING Solution Income Portfolio, ING Liquid Assets Portfolio, Fixed Account II, and the Fixed Interest Division. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Fund. The ING VP Intermediate Bond Portfolio is designated as the Fixed Allocation Fund.

If the rider is not continued under the spousal continuation right when available, the Fixed Allocation Fund may be reclassified as a Special Fund as of the contract continuation date if it would otherwise be designated as a Special Fund for purposes of the contract's death benefits. For purposes of calculating any applicable death benefit guaranteed under the contract, any allocation of contract value to the Fixed Allocation Fund will be considered a Covered Fund allocation while the rider is in effect.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Fund are considered Other Funds.

Fixed Allocation Fund Automatic Rebalancing. If the contract value in the Fixed Allocation Fund is less than 20% of the total contract value allocated to the Fixed Allocation Fund and Other Funds on any ING LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Fund and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Fund. Accepted Funds are excluded from Fixed Allocation Fund Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;

2) transfer or reallocation among the Fixed Allocation Fund or Other Funds, whether automatic or specifically directed by you;

3) withdrawals from the Fixed Allocation Fund or Other Funds.

Fixed Allocation Fund Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Fund Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix J – Examples of Fixed Allocation Fund Automatic Rebalancing."

In certain circumstances, Fixed Allocation Fund Automatic Rebalancing may result in a reallocation into the Fixed Allocation Fund even if you have not previously been invested in it. See "Appendix J – Examples of Fixed Allocation Fund Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Fund. You should not purchase the ING LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Death of Owner or Annuitant. The ING LifePay Plus rider and charges will terminate on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner.

Continuation After Death – Spouse. If the surviving spouse of the deceased owner continues the contract (see "Death Benefit Choices – Continuation After Death – Spouse"), the rider will also continue on the next quarterly contract anniversary, provided the spouse becomes the annuitant and sole owner.

If the rider is in the Growth Phase at the time of spousal continuation:

1) The rider will continue in the Growth Phase;

2) On the date the rider is continued, the ING LifePay Plus Base will be reset to equal the greater of the ING LifePay Plus Base and the then current contract value;

3) The ING LifePay Plus charges will restart and be the same as were in effect prior to the claim date;

4) Ratchets, which stop on the claim date, are restarted, effective on the date the rider is continued;

5) Any remaining step-ups will be available, and if the rider is continued before an annual contract anniversary when a step-up would have been available, then that step-up will be available; and

6) The rider's Standard Withdrawal Benefit will be available until the quarterly contract anniversary on or after the spouse is age 59 ½.

If the rider is in the Withdrawal Phase at the time of spousal continuation:

1) The rider will continue in the Withdrawal Phase.

2) The rider's charges will restart on the date the rider is continued and be the same as were in effect prior to the claim date.

3) On the quarterly contract anniversary that the date the rider is continued:

   (a) If the surviving spouse was not the annuitant before the owner's death, then the ING LifePay Plus Base will be reset to the current contract value and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by 5%. Withdrawals are permitted pursuant to the other provisions of the rider. Withdrawals causing the contract value to fall to zero will terminate the contract and the rider.

   (b) If the surviving spouse was the annuitant before the owner's death, then the ING LifePay Plus Base will be reset to the current contract value, only if greater, and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by 5%. Withdrawals are permitted pursuant to the other provisions of the rider.

3) The rider charges will restart on the quarter contract anniversary that the rider is continued and will be the same as were in effect prior to the claim date.

Effect of ING LifePay Plus Rider on Death Benefit. If you die before Lifetime Automatic Periodic Benefit Status begins under the ING LifePay Plus rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** See "Death of Owner or Annuitant" and "Continuation After Death – Spouse," above for further information.

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay Plus rider to the beneficiary. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

While the rider is in Automatic Periodic Benefit Status, if the owner dies, the remaining ING LifePay Plus Base will be paid to the beneficiary in a lump sum.

Change of Owner or Annuitant. Other than as provided above under "Continuation After Death- Spouse," you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation as described above;

2) change of owner from one custodian to another custodian;

3) change of owner from a custodian for the benefit of an individual to the same individual;

4) change of owner from an individual to a custodian for the benefit of the same individual;

5) collateral assignments;

6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;

7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and

8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

Surrender Charges. If you elect the ING LifePay Plus rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the ING LifePay Plus rider are not subject to surrender charges.

Loans. No loans are permitted on contracts with the ING LifePay Plus rider.

Taxation. For more information about the tax treatment of amounts paid to you under the ING LifePay Plus Rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

6. ***Also under the "Optional Riders" section beginning on page 35, replace the paragraphs about the "ING Joint LifePay Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay") Rider" with:***

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider. The ING Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

Purchase. The ING Joint LifePay Plus rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider. See "Ownership, Annuitant, and Beneficiary Requirements," below.

The maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the ING Joint LifePay Plus rider is effective. The issue age is the age of the owners on the contract anniversary on which the rider is effective. Some broker dealers may limit the maximum issue age to ages younger than age 80, but in no event lower than age 55. We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis. The ING Joint LifePay Plus rider is available for contracts issued **on and after August 20, 2007** (subject to availability and state approvals) that do not already have a living benefit rider. The ING Joint LifePay Plus rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. The Company in its discretion may allow the ING Joint LifePay Plus rider to be elected after a contract has been issued without it, subject to certain conditions. Please contact our Customer Service Center for more information. Such election must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below. The ING Joint LifePay Plus rider will be effective as of the following quarterly contract anniversary.

Ownership, Annuitant, and Beneficiary Designation Requirements. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider. These designations depend upon whether the contract is issued as a nonqualified contract, an IRA or a custodial IRA. In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

    Nonqualified Contracts. For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners. For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

    IRAs. There may only be one owner, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

    Custodial IRAs. While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs," above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

    Rider Date. The ING Joint LifePay Plus rider date is the date the ING Joint LifePay Plus rider becomes effective. If you purchase the ING Joint LifePay Plus rider when the contract is issued, the ING Joint LifePay Plus rider date is also the contract date.

    No Cancellation. Once you purchase the ING Joint LifePay Plus rider, you many not cancel it unless you cancel the contract during the contract's free look period (or otherwise cancel the contract pursuant to its terms), surrender or elect to receive income phase payments in lieu of payments under the ING Joint LifePay Plus rider. These events automatically cancel the ING Joint LifePay Plus rider. The Company may, at its discretion, cancel and/or replace the ING Joint LifePay Plus rider at your request in order to renew or reset the ING Joint LifePay Plus rider.

    Termination. The ING Joint LifePay Plus rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you and your spouse while you are living and while your contract is in the accumulation phase. The optional rider automatically terminates if you:

1) terminate your contract pursuant to its terms during the accumulation phase, surrender, or begin receiving income phase payments in lieu of payments under the ING Joint LifePay Plus rider;

2) die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract (and your spouse is active for purposes of the ING Joint LifePay Plus rider); or

3) change the owner of the contract (other than a spousal continuation by an active spouse).

See "Change of Owner or Annuitant," below. Other circumstances that may cause the ING Joint LifePay Plus rider to terminate automatically are discussed below.

    Active Status. Once the ING Joint LifePay Plus rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the ING Joint LifePay Plus rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the ING Joint LifePay Plus rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the ING Joint LifePay Plus rider. Specific situations that will result in a spouse's designation as "inactive" include the following:

1) For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an active spouse.

2) For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse or any change of beneficiary (including the addition of primary beneficiaries).

3) In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the ING Joint LifePay Plus rider. **However, all charges for the ING Joint LifePay Plus rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay Plus rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the contract. See "Divorce," below.

Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the youngest active spouse's 65th birthday has not yet passed. This status will then continue until the earliest of:

1) quarterly contract anniversary following the youngest active spouse's 65th birthday, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;

2) reduction of the ING Joint LifePay Plus Base to zero, at which time the rider will terminate;

3) the income phase commencement date;

4) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

5) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Automatic Periodic Benefit Status," below);

6) the surrender of the contract or the election to begin receiving income phase payments; or

7) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the contract.

Lifetime Guaranteed Withdrawal Status. This status begins on the date of the first withdrawal, provided the quarterly contract anniversary following the youngest active spouse's 65th birthday has passed. If the first withdrawal is taken prior to this date, then the Lifetime Guaranteed Withdrawal Status will automatically begin on the quarterly contract anniversary following the youngest active spouse's 65th birthday. This status continues until the earliest of:

1) the income phase commencement date;

2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);

4) the surrender of the contract; or

5) the death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your active spouse beneficiary elects to continue the contract.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change. However, this action will also apply to all future resets (see below) and cannot be reversed. As described below, certain features of the ING Joint LifePay Plus rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

How the ING Joint LifePay Plus Rider Works. The ING Joint LifePay Plus rider has two phases. The first phase, called the Growth Phase, begins on the effective date of the ING Joint LifePay Plus rider and ends as of the business day before the first withdrawal is taken (or when the income phase commencement date is reached). The second phase is called the Withdrawal Phase. This phase begins as of the date you take the first withdrawal of any kind under the contract (other than advisory fees, as described below), or the income phase commencement date, whichever occurs first.

Benefits paid under the ING Joint LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The ING Joint LifePay Plus Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING Joint LifePay Plus rider on the contract date, the initial ING Joint LifePay Plus Base is equal to the initial premium.

2) If you purchased the ING Joint LifePay Plus rider after the contract date, the initial ING Joint LifePay Plus Base is equal to the contract value on the effective date of the ING Joint LifePay Plus rider.

During the Growth Phase, the initial ING Joint LifePay Plus Base is increased dollar-for-dollar by any premiums received ("eligible premiums"). In addition, on each quarterly contract anniversary, the ING Joint LifePay Plus Base is recalculated as the greater of

- The current ING Joint LifePay Plus Base; or
- The current contract value. This is referred to as a quarterly "ratchet."

Also, on each of the first ten contract anniversaries, the ING Joint LifePay Plus Base is recalculated as the greatest of

- The current ING Joint LifePay Plus Base; or
- The current contract value; and
- The ING Joint LifePay Plus Base on the previous contract anniversary, increased by 7%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual "step-up."

Please note that if this rider is added after the contract date, then the first opportunity for a step-up will be on the first contract anniversary following a complete contract year after the rider date. You may sometimes see the step-up referred to as the Minimum Annual Deferral Enhancement (or MADE).

The ING Joint LifePay Plus Base has no additional impact on the calculation of income phase payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING Joint LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the ING Joint LifePay Plus rider (see "ING Joint LifePay Plus Reset," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

Determination of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals 5% multiplied by the greater of the contract value and the ING Joint LifePay Plus Base, as of the last day of the Growth Phase. The first withdrawal after the effective date of the ING Joint LifePay Plus rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal.

If the Withdrawal Phase begins before the quarterly contract anniversary on or after the younger spouse reaches age 65, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING Joint LifePay Plus Base dollar-for-dollar, under what your rider refers to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the younger spouse reaches age 65, the ING Joint LifePay Plus Base will automatically be reset to the current contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

If the contract's income phase commencement date is reached, you may elect a life only income phase option, in lieu of the contract's other income phase options, under which we will pay the greater of the income phase payout under the contract and equal annual payments of the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only income phase option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Withdrawals in a contract year that do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if withdrawals in any contract year exceed the Maximum Annual Withdrawal (an "excess withdrawal"), the ING Joint LifePay Plus Base and the Maximum Annual Withdrawal will be reduced on a pro-rata basis. This means that both the ING Joint LifePay Plus Base and the Maximum Annual Withdrawal will be reduced by the same proportion as the excess withdrawal is of the contract value determined after the deduction the amount withdrawn up to the Maximum Annual Withdrawal but before deduction of the excess withdrawal.

When a withdrawal is made, the total withdrawals taken in a contract year are compared with the current Maximum Annual Withdrawal. To the extent that the withdrawal taken causes the total withdrawals in that year to exceed the current Maximum Annual Withdrawal, that withdrawal is considered excess. For purposes of determining whether the Maximum Annual Withdrawal has been exceeded, any applicable Market Value Adjustment or surrender charges will not be considered. However, for purposes of determining the Maximum Annual Withdrawal reduction after an excess withdrawal, surrender charges and/or Market Value Adjustment are considered to be part of the withdrawal, and will be included in the pro-rata adjustment to the Maximum Annual Withdrawal. See Appendix I, Illustration 1 and 2 for examples of this concept.

Required Minimum Distributions. Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the ING Joint LifePay Plus rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal which exceeds the Maximum Annual Withdrawal for a specific contract year will not be deemed excess withdrawals in that contract year for purposes of the ING Joint LifePay Plus rider, subject to the following:

1) If the contract owner's Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

2) You may withdraw the Additional Withdrawal Amount from this contract without it being deemed an

excess withdrawal.

3) Any withdrawals taken in a contract year will count first against the Maximum Annual Withdrawal for that contract year.

4) Once the Maximum Annual Withdrawal for the then current contract year has been taken, additional amounts withdrawn in excess of the Maximum Annual Withdrawal will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current contract year.

5) Withdrawals that exceed all available Additional Withdrawal Amounts are excess withdrawals and will reduce the Maximum Annual Withdrawal on a pro-rata basis, as described above.

6) The Additional Withdrawal Amount is reset to zero at the end of the second calendar year from which it was originally calcuated.

7) If the contract is still in the Growth Phase on the date the Additional Withdrawal Amount is determined, but enters the Withdrawal Phase later during that calendar year, the Additional Withdrawal Amount will be equal to the amount in excess of the Maximum Annual Withdrawal Amount necessary to satisfy the Required Minimum Distribution for that year (if any).

See Appendix I, Illustration 3.

Investment Advisory Fees. Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING Joint LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

Automatic Periodic Benefit Status. If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are entitled to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining ING Joint LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:

1) the contract will provide no further benefits other than as provided under the ING Joint LifePay Plus rider;

2) no further premium payments will be accepted; and

3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the ING Joint LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

The periodic payments will begin on the last day of the first full contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

Lifetime Automatic Periodic Benefit Status. If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the ING Joint LifePay Plus rider will terminate due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the ING Joint LifePay Plus rider is in Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay Plus rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay Plus rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status:

1) the contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider;

2) no further premium payments will be accepted; and

3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the ING Joint LifePay Plus rider at the time this status begins. If both spouses are active under the ING Joint LifePay Plus rider, these payments will cease upon the death of the second spouse, at which time both the ING Joint LifePay Plus rider and the contract will terminate without further value. If only one spouse is active under the ING Joint LifePay Plus rider, the payments will cease upon the death of the active spouse, at which time both the ING Joint LifePay Plus rider and the contract will terminate without value.

If the Maximum Annual Withdrawal exceeds the net withdrawals taken the contract year when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status (including the withdrawal that results in the contract value decreasing to zero), that difference will be paid immediately to the contract owner. The periodic payments will begin on the last day of the first full contract year following the date the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

ING Joint LifePay Plus Reset. Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each quarterly contract anniversary we will increase (or "reset") the ING Joint LifePay Plus Base to the current contract value, if the contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). However, this action will apply to all future resets and cannot be reversed.

Investment Option Restrictions. In order to mitigate the insurance risk inherent in our guarantee to provide you and your spouse with lifetime payments (subject to the terms and restrictions of the ING Joint LifePay Plus rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of the amount not so invested be invested in the Fixed Allocation Funds. We will require this allocation regardless of your investment instructions to the contract, as described below.

While the ING Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Fund. See "Fixed Allocation Fund Automatic Rebalancing," below.

Accepted Funds. Currently Accepted Funds are: ING Solution 2015 Portfolio, ING Solution 2025 Portfolio, ING Solution 2035 Portfolio, ING Solution Income Portfolio, ING Liquid Assets Portfolio, Fixed Account II, and the Fixed Interest Division. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

Fixed Allocation Fund. The ING VP Intermediate Bond Portfolio is designated as the Fixed Allocation Fund.

Other Funds. All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Fund are considered Other Funds.

Fixed Allocation Fund Automatic Rebalancing. If the contract value in the Fixed Allocation Fund is less than 20% of the total contract value allocated to the Fixed Allocation Fund and Other Funds on any ING Joint LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Fund and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Fund. Accepted Funds are excluded from Fixed Allocation Fund Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING Joint LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;

2) transfer or reallocation among the Fixed Allocation Fund or Other Funds, whether automatic or specifically directed by you; and

3) withdrawals from the Fixed Allocation Fund or Other Funds.

Fixed Allocation Fund Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Fund Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix J – Examples of Fixed Allocation Fund Automatic Rebalancing."

In certain circumstances, Fixed Allocation Fund Automatic Rebalancing may result in a reallocation into the Fixed Allocation Fund even if you have not previously been invested in it. See "Appendix J – Examples of Fixed Allocation Fund Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Fund. You should not purchase the ING Joint LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

Divorce. Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay Plus rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay Plus rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. See "Determination of the Maximum Annual Withdrawal," above. As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the ING Joint LifePay Plus rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

Death of Owner. The death of the owner (or in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) may cause the termination of the ING Joint LifePay Plus rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.

1) **If both spouses are in active status:** If the surviving spouse elects to continue the contract and becomes the sole owner and annuitant, the ING Joint LifePay Plus rider will remain in effect pursuant to its original terms and ING Joint LifePay Plus coverage and charges will continue. As of the date the contract is continued, the Joint LifePay Plus Base will be reset to the current Contact value, if greater, and the Maximum Annual Withdrawal will recalculated as 5% percentage multiplied by the new Joint LifePay Plus Base on the date the contract is continued. However, under no circumstances will this recalculation result in a reduction to the Maximum Annual Withdrawal.

   If the surviving spouse elects not to continue the contract, ING Joint LifePay Plus rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

2) **If the surviving spouse is in inactive status:** The ING Joint LifePay Plus rider terminates and ING Joint LifePay Plus coverage and charges cease upon the date of death of the last Active Spouse.

Change of Owner or Annuitant. Other than as a result of spousal continuation, you may not change the annuitant. The ING Joint LifePay Plus rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation by an active spouse, as described above;

2) change of owner from one custodian to another custodian for the benefit of the same individual;

3) change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the contract);

4) change of owner from an individual to a custodian for the benefit of the same individual;

5) collateral assignments;

6) for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;

7) for nonqualified contracts, removal of a joint owner, provided the removed joint owner is active and

becomes the primary contract beneficiary; and

8) change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

Surrender Charges. If you elect the ING Joint LifePay Plus rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the ING Joint LifePay Plus rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the contract.

Federal Tax Considerations. For more information about the tax treatment of amounts paid to you under the ING Joint LifePay Plus rider, see "Federal Tax Considerations – Tax Consequences of Living Benefits and Death Benefit."

7. Replace "Appendix I" with:

APPENDIX I

ING LifePay Plus and ING Joint LifePay Plus Partial Withdrawal Amount Examples

The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender and/or MVA charges.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 - $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + 200 = $1,700.

If the Account Value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 - 3.40%) * $5,000).

Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the

Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Account Value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The RMD for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges, and/or MVA charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

Illustration 4: The Reset Occurs.

Assume the Maximum Annual Withdrawal is $5,000 and the Maximum Annual Withdrawal percentage is 5%.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset occurs. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset, the contract value has increased further to $130,000. The Reset occurs again, and the

Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).